November 16, 2012

Terence O’Brien Accounting Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Electro Rent Corporation Form 10-K Filed August 13, 2012 File No. 0-09061

Response dated October 24, 2012

Dear Ladies and Gentlemen:

Electro Rent Corporation, a California corporation (the “Company”), has written this letter in response to the comment set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 6, 2012 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K.

1.           We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated September 27, 2012. Please expand upon your statement that you are responsible for fulfilling each customer’s order (i.e., the primary obligor) to explain your obligations that led you to conclude that you are the primary obligor. For example, please explain what would occur if Agilent is unable to fulfill the customer’s order within the customer’s timeline. Please also expand your disclosure to explain the process that would occur between you and the customer and you and Agilent in the event the product received by the customer does not meet their requirements and/or is not in proper working condition.

Response: In future filings the Company will include the following modified and expanded disclosure regarding its agreement with Agilent:

We became a reseller for Agilent (“Agilent” or “manufacturer”) in fiscal 2010. Through January 31, 2014, we have the exclusive right to sell Agilent’s more complex T&M equipment to small and medium size customers (who previously purchased directly from Agilent) in the United States and Canada. We include sales of equipment under this arrangement in sales of equipment and other revenues, and the related equipment costs in costs of revenues other than depreciation of rental and lease equipment in our consolidated statements of operations. Inventory held for sale is immaterial and is therefore included in other assets in our consolidated balance sheets. Sales of new equipment through our resale channel are recognized in the period in which the equipment is shipped and risk of loss passes from us to the customer, generally upon receipt by the customer.

United States Securities and Exchange Commission

November 16, 2012

We have a focused sales strategy, using a direct sales force to meet our customers’ needs. Our direct sales force consists of field engineers and systems engineers who have in-depth knowledge of the customers' business and technology needs, and assists our customers in defining their requirements. Our engineers are available to support our customer service organization with more complex, technical support questions after the sale, although our customers typically employ their own engineers and technicians, resulting in minimal post-sales support. Our field engineers are usually assigned to specific territories, and identify potential customers through coordinated efforts with our marketing organization, staffed by professionals with many years of industry- related experience.

Our customers have varied requirements, and therefore our sales force assists customers in defining their specific equipment configurations, which then serve as the basis for our orders from the manufacturer. We order equipment from the manufacturer once the customer has placed an order with us, and the equipment is typically shipped directly to the customer by the manufacturer at our request. Occasionally, equipment is shipped to our warehouse prior to delivery to the customer; however, we do not maintain a significant amount of inventory. We are responsible for fulfilling each customer’s order and assume all credit risk and bear inventory loss. We have full discretion in setting pricing terms with our customers and negotiate all such terms ourselves. Each order is subject to our standard sales terms and conditions, which include provisions covering equipment delivery delays and warranty services. Agilent is not a party to our customer sales agreements, and therefore has no obligations to our customers with the exception of providing warranty services as noted below. We use commercially reasonable efforts to meet delivery schedules quoted to our customers, although neither we nor Agilent are responsible for failure to meet such schedules, regardless of the reason for such failure. The equipment is covered under the original manufacturer’s warranty. Sold equipment that does not meet our customer’s requirements may be returned to us at our discretion, although sales returns have not been significant. Equipment that is returned to us by our customer, for any reason, will either be transferred by us to our rental pool, or we may attempt to negotiate a return of the equipment to Agilent, although Agilent is not required to accept our returns.

The lapse between payments to our vendor and receipt of payment from our customers is not substantial and therefore does not significantly impact our liquidity. To date, there has been no significant loss in connection with the resale business.

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On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 374-6317 or our legal counsel, Jonathan Atzen of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-5515 with any questions or further comments you may have regarding this filing or the responses above.

United States Securities and Exchange Commission

November 16, 2012

Sincerely,

/s/ Craig R. Jones

Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation

Cc:	Lawrence M. Braun, Esq., Sheppard, Mullin, Richter & Hampton LLP
Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP